Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407

201-791-7600
www.sealedair.com
VIA EDGAR AND FACSIMILE
April 25, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Sealed Air Corporation
Commission File No. 1-12139
Greetings:
On behalf of Sealed Air Corporation (the “Company”), this letter is in response to your telephone call on Friday, April 22, 2011 relating to our proxy statement for the 2011 Annual Meeting of Stockholders. In such call you stated that the resolution of the stockholders contained in the Advisory Vote on Executive Compensation (Proposal 10) on page 54 of the proxy statement did not adequately comply with the requirements of Rule 14a-21(a) adopted last February by Securities and Exchange Commission Release No. 33-9178 (the “Release”), Shareholder Approval of Executive Compensation and Golden Parachute Compensation, because it did not directly approve the actual compensation of our named executive officers as disclosed in the proxy statement.
In drafting the resolution, the Company intended to clearly and broadly seek stockholder approval, on an advisory basis, of the actual compensation of our named executive officers as disclosed in the proxy statement. The first sentence of the third paragraph of the proposal makes the scope of the vote explicit:
We are asking for stockholder approval of the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures under “Executive Compensation—Compensation Discussion and Analysis,” the compensation tables and the narrative discussion following the compensation tables.
The fifth paragraph of the proposal similarly refers to the vote as addressing “named executive officer compensation as disclosed in this proxy.”
The language of the formal resolution included in the proposal is not limited to an approval of executive officer compensation policies and procedures as prohibited by the Release. By including the language “practices of the Company as disclosed in this proxy statement” in the resolution we intended to cover the actual compensation of our named executive officers, rather than the Company’s general approach to compensation.

Finally, our proxy card say-on-pay item seeks approval for the “Advisory Vote on Executive Compensation.” The resolution language is not repeated on the proxy card. This further illustrates our intent to obtain stockholder approval of the compensation of our named executive officers and not solely to approve our policies and philosophy.
Notwithstanding the above, we acknowledge your comment. We note that Rule 14a-21(a) does not require any specific form of resolution, and indeed, per Compliance & Disclosure Interpretation Q&A 169.04, a formal resolution is not even required under Rule 14a-21(a). We believe the current disclosure in the proxy statement is not materially inconsistent with the intention of the Release and Rule 14a-21(a), that shareholders are likely to understand the scope of the proposed vote to include a vote on the compensation of the named executive officers as disclosed in the proxy statement, and therefore, we cordially request that no changes be required for this year’s proxy statement. We do, however, undertake that any formal resolution included as part of our Rule 14a-21(a) advisory vote in our future proxy statements shall clearly state that the Company is seeking approval of our stockholders, on an advisory basis of “compensation paid to the company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion” 1 when obtaining future advisory votes as required by the Release.
Please do not hesitate to contact me at (201) 703-4184 should you require further information or wish to discuss further.

Kind regards, Sealed Air Corporation

By:	/s/ Guy Chayoun
Guy Chayoun Senior Counsel and Assistant Secretary

[1]	Footnote 68, Securities and Exchange Commission Release No. 33-9178.

2